UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-k ☑ Form 10-Q ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant:                         United Insurance Holdings Corp.
Former Name if Applicable:                     N/A
Address of Principal Executive Office (Street and Number):         800 2nd Avenue S.
City, State and Zip Code:                         Saint Petersburg, Florida 33701

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

☑ (b) The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

United Insurance Holdings Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Form 10-Q”) by the required filing date of November 9, 2021 because it requires additional time to complete the preparation of its financial statements included therein due to the matter described below. The Company has upgraded its financial reporting software to Workday, Inc. (“Workday”). As a result of the implementation of the Workday software, and the necessary programming, testing and redundancies that are required to ensure preparation of complete and accurate financial statements and to complete internal control procedures, the Company’s preparation of the Form 10-Q could not be accomplished in time to permit a timely filing without unreasonable effort and expense. The implementation of Workday is not affecting the Company’s ability to accurately record activity and produce financial statements.

The Company expects to file its Form 10-Q on or before November 15, 2021, the fifth calendar day following the prescribed due date for the Form 10-Q.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

B. Bradford Martz	727	280-4157
(Name)(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Insurance Holdings Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2021      By: /s/ B. Bradford Martz
        Name: B. Bradford Martz
        Title: Chief Financial Officer and President